BOSS TECH, INC.

d/b/a BOSS.Tech

INVESTORS' RIGHTS AGREEMENT

Dated: *[_____, 20__]*

This Investors' Rights Agreement (this "Agreement") is entered into as of *[_____, 20__]*, by and among Boss Tech, Inc., a Delaware corporation (the "Company"), the holders of the Company's Series Seed Preferred Stock listed on Exhibit A hereto (the "Investors"), and Felicite Moorman and Ryan Buchert (together, the "Key Holders").

This Agreement is entered into in connection with the closing of the sale of shares of the Company's Series Seed Preferred Stock pursuant to the Series Seed Preferred Stock Purchase Agreement of even date herewith (the "Purchase Agreement"). The parties intend that this Agreement shall govern the information rights, registration rights, pro-rata rights, observer rights, and certain other matters set forth herein.

ARTICLE I — DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below. Capitalized terms not defined herein shall have the meanings ascribed to them in the Purchase Agreement or the Charter.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person.

"Board" means the Board of Directors of the Company.

"Charter" means the Company's Amended and Restated Certificate of Incorporation, as amended and restated from time to time.

"Common Stock" means the Common Stock, par value $0.00001 per share, of the Company.

"Company Securities" means any equity securities of the Company, including Common Stock, Preferred Stock, options, warrants, and any securities convertible into or exchangeable for equity securities of the Company.

"Damages" means any loss, damage, claim, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim, or liability (or any action in respect thereof) arises out of or is based upon any untrue or alleged untrue statement of a material fact in a Registration Statement, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Excluded Issuances" means issuances of Company Securities: (i) pursuant to a Board-approved equity incentive plan; (ii) in connection with equipment leases, bank financings, or other commercial lending arrangements; (iii) in connection with strategic partnerships, joint ventures, or licensing arrangements approved by the Board; (iv) as consideration in any merger, acquisition, or business combination approved by the Board; (v) in connection with a registered public offering; (vi) upon conversion or exercise of outstanding convertible securities, options, or warrants; or (vii) to vendors, suppliers, or service providers in lieu of cash compensation, in each case as approved by the Board.

"Form S-1" means such form under the Securities Act as in effect on the date hereof or any successor form under the Securities Act.

"Form S-3" means such form under the Securities Act as in effect on the date hereof or any successor form under the Securities Act, provided that the Company meets the registrant requirements for the use of such form.

"Fully Diluted Basis" means the total shares of Common Stock outstanding, assuming full conversion or exercise of all outstanding convertible securities, options, and warrants, whether or not vested or exercisable.

"Holder" means any Investor who holds Registrable Securities, and any permitted transferee of an Investor who holds Registrable Securities to whom registration rights have been duly assigned pursuant to Section 2.9 of this Agreement.

"Initiating Holders" means, collectively, Holders who properly initiate a registration request under this Agreement.

"IPO" means the Company's first underwritten public offering of its Common Stock pursuant to an effective registration statement under the Securities Act.

"Key Holder Shares" means all shares of Common Stock now owned or hereafter acquired by the Key Holders.

"Major Investor" means any Investor who holds, together with its Affiliates, shares of Series Seed Preferred Stock (or Common Stock issued upon conversion thereof) representing at least 1% of the Company's outstanding capital stock on a Fully Diluted Basis.

"New Securities" means any equity securities of the Company, whether now authorized or not, and rights, options, or warrants to purchase such equity securities, and securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for such equity securities, in each case issued after the date of this Agreement, excluding Excluded Issuances.

"Observer" means the non-voting board observer designated by the Requisite Investors pursuant to Section 4.2 of this Agreement.

"Person" means any individual, corporation, partnership, limited liability company, trust, governmental entity, or other entity.

"Preferred Director" means the director designated by the holders of Series Seed Preferred Stock pursuant to the Charter and the Voting Agreement.

"Pro-Rata Share" means, with respect to any Investor, a fraction, the numerator of which is the number of shares of Common Stock held by such Investor (on an as-converted, Fully Diluted Basis) immediately prior to the issuance of New Securities, and the denominator of which is the total number of shares of Common Stock outstanding (on an as-converted, Fully Diluted Basis) immediately prior to the issuance of New Securities.

"Registrable Securities" means (i) the Common Stock issuable or issued upon conversion of the Series Seed Preferred Stock, and (ii) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i); provided, however, that any shares shall cease to be Registrable Securities if they (A) have been sold pursuant to an effective registration statement under the Securities Act, (B) have been sold pursuant to Rule 144, or (C) may be sold without restriction pursuant to Rule 144 and the Company has removed any legend restricting further transfer.

"Registration Expenses" means all expenses incurred by the Company in connection with any registration under this Agreement, including all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and expenses of any regular or special audits incident to or required in connection with any such registration, but excluding Selling Expenses.

"Registration Statement" means any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement.

"Requisite Investors" means the holders of a majority of the outstanding shares of Series Seed Preferred Stock issued pursuant to the Purchase Agreement, voting as a separate class.

"Rule 144" means Rule 144 promulgated by the SEC under the Securities Act, as such rule may be amended from time to time, or any similar successor rule.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Selling Expenses" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder.

"Series Seed Preferred Stock" means the Series Seed Preferred Stock, par value $0.00001 per share, of the Company.

"Voting Agreement" means the Amended and Restated Voting Agreement of the Company dated *[_____, 20__]*, as amended from time to time.

ARTICLE II — REGISTRATION RIGHTS

2.1 Demand Registration

(a) Request for Registration. Subject to the conditions of this Section 2.1, if the Company shall receive at any time after the earlier of (i) three years after the date of this Agreement or (ii) 180 days after the effective date of the Registration Statement for the IPO, a written request from Initiating Holders holding at least 30% of the Registrable Securities then outstanding requesting that the Company file a Form S-1 (or any other appropriate form) covering the registration of at least 30% of the Registrable Securities then outstanding (or any lesser percentage if the anticipated aggregate offering price, net of Selling Expenses, would exceed $5,000,000), then the Company shall, within 20 days of receipt of such request, give written notice of such request to all Holders, and subject to the limitations of this Section 2.1, use commercially reasonable efforts to effect, as soon as practicable (and in any event within 90 days of receipt of such request), the registration under the Securities Act of all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holder within 20 days after receipt of such written notice from the Company.

(b) Limitations on Demand Registrations. The Company shall not be obligated to effect more than two registrations pursuant to this Section 2.1. The Company shall not be required to effect a demand registration during any period commencing with the date 60 days prior to the Company's good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a Company-initiated registration, provided the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

(c) Right of Deferral. If the Board determines in good faith that it would be materially detrimental to the Company and its stockholders to effect a registration at such time (a "Valid Business Reason"), the Company may defer the filing for a period of not more than 90 days; provided, however, that the Company shall not defer such obligation more than once in any twelve-month period.

(d) Underwriting. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.1. In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. If the underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Holder.

2.2 Piggyback Registration

(a) Notice of Registration. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its stock or other securities under the Securities Act in connection with the public offering of such securities (other than a registration relating solely to the sale of securities to participants in a Company stock plan, or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within 20 days after mailing of such notice by the Company, the Company shall cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

(b) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 2.5 hereof.

(c) Underwriting in Piggyback Registration. If a registration initiated by the Company is an underwritten offering and the managing underwriter determines in good faith that the total amount or kind of securities which the Company, the Holders, and any other persons or entities intend to include in such offering exceeds the largest number of securities which can be sold without having a material adverse effect on the offering, the Company shall include securities in such registration in the following order of priority: (i) first, the securities the Company proposes to sell; (ii) second, the Registrable Securities requested to be included in such registration by the Holders, pro rata among such Holders based on the number of Registrable Securities held by each such Holder; and (iii) third, other securities requested to be included in such registration.

2.3 Form S-3 Registration

(a) Request for Form S-3 Registration. After the Company has qualified for the use of Form S-3, in addition to the rights contained in Section 2.1, the Holders of Registrable Securities shall have the right to request in writing that the Company effect a registration on Form S-3 (or any successor form to Form S-3), and any related qualification or compliance, with respect to all or part of the Registrable Securities owned by such Holders; provided, however, that the Company shall not be obligated to effect any such registration, qualification, or compliance if (i) Form S-3 is not available for such offering, (ii) the Holders propose to sell Registrable Securities at an aggregate price to the public of less than $1,000,000, or (iii) in a given twelve-month period, the Company has already effected two registrations on Form S-3 pursuant to this Section 2.3.

(b) The Company shall use commercially reasonable efforts to maintain eligibility for the use of Form S-3 (or any successor form) for the registration of the Registrable Securities following the IPO.

2.4 Obligations of the Company

Whenever required under this Article II to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable;

(b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act and the Exchange Act;

(c) furnish to the Holders such numbers of copies of such Registration Statement, each amendment and supplement thereto, the prospectus included in such Registration Statement, and such other documents as they may reasonably request;

(d) use commercially reasonable efforts to register and qualify the securities covered by such Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders;

(e) notify each Holder of Registrable Securities covered by such Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading;

(f) use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

(g) provide a transfer agent and registrar for all Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement.

2.5 Registration Expenses

All Registration Expenses incurred in connection with any registration pursuant to Sections 2.1, 2.2, and 2.3 shall be borne by the Company. All Selling Expenses relating to Registrable Securities registered shall be borne by the Holders of such Registrable Securities pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.6 Indemnification

(a) Company Indemnification. The Company agrees to indemnify and hold harmless each Holder, and the partners, members, officers, directors, employees, and agents of each such Holder, and each Person who controls such Holder (within the meaning of the Securities Act) against any Damages arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus, or preliminary prospectus, or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein.

(b) Holder Indemnification. Each selling Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, officers, employees, and agents, and each Person who controls the Company against any Damages arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus, or preliminary prospectus, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such Holder expressly for use therein. In no event shall the liability of any selling Holder exceed the proceeds received by such Holder from the sale of Registrable Securities in such registration.

(c) Indemnification Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification, and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. Failure to give prompt notice shall not affect the indemnified party's rights to indemnification except to the extent the indemnifying party is materially prejudiced thereby.

(d) Contribution. If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any Damages, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations.

2.7 Reports Under Exchange Act

With a view to making available to the Holders the benefits of Rule 144, the Company agrees to use commercially reasonable efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the effective date of the Registration Statement filed by the Company for the IPO;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) furnish to any Holder upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of the first Registration Statement filed by the Company), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a Holder to sell securities without registration.

2.8 Limitations on Subsequent Registration Rights

From and after the date of this Agreement, the Company shall not, without the prior written consent of the Requisite Investors, enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are senior to, or pari passu with, the registration rights granted to the Holders hereunder.

2.9 Transfer of Registration Rights

The rights to cause the Company to register Registrable Securities pursuant to this Article II may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities, provided that: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act.

2.10 "Market Stand-Off" Agreement

Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the IPO and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days, which period may be extended upon the request of the managing underwriter for an additional period of up to 15 days if the Company issues or proposes to issue an earnings or other public release within 15 days of the expiration of the 180-day lockup period), (a) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired), or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock. This obligation shall not apply to Registrable Securities sold pursuant to the Registration Statement.

2.11 Termination of Registration Rights

The registration rights granted pursuant to this Article II shall terminate upon the earlier of (a) five years after the effective date of the Registration Statement for the IPO, and (b) with respect to any particular Holder, when all Registrable Securities held by such Holder may be sold without restriction pursuant to Rule 144 in any three-month period without volume limitations.

ARTICLE III — INFORMATION AND INSPECTION RIGHTS

This Article III supersedes and replaces in its entirety any information rights provisions set forth in the Charter or the Purchase Agreement with respect to the Investors. From and after the execution of this Agreement, the Investors' information rights shall be governed exclusively by this Article III.

3.1 Financial Information — Major Investors

For so long as any Investor qualifies as a Major Investor, the Company shall deliver to such Major Investor:

    (a) Quarterly Financials. As soon as practicable, but in any event within 45 days after the end of each fiscal quarter of the Company (other than the last fiscal quarter of the Company's fiscal year), unaudited financial statements for such fiscal quarter, prepared in accordance with GAAP consistently applied, including a balance sheet, income statement, and statement of cash flows for such quarter and for the year to date, together with a comparison to the Company's then-current operating budget.

    (b) Annual Financials. As soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company, audited financial statements for such fiscal year, prepared in accordance with GAAP consistently applied and audited by an independent public accounting firm selected by the Board, including a balance sheet, income statement, statement of cash flows, and statement of stockholders' equity, together with the auditor's report thereon.

(c) Annual Budget and Plan. As soon as practicable, but in any event within 30 days prior to the end of each fiscal year of the Company, an annual operating budget and business plan for the upcoming fiscal year, approved by the Board, including projected revenue, expenses, capital expenditures, and headcount by quarter.

(d) Material Events. Prompt notice (and in any event within five business days) of any material adverse change in the Company's business, operations, financial condition, or prospects, any litigation or governmental proceeding pending or threatened against the Company that could reasonably be expected to result in a Material Adverse Effect, or any breach of a material agreement.

3.2 Inspection Rights — Major Investors

The Company shall permit each Major Investor, at such Major Investor's expense, to visit and inspect the Company's properties, to examine its books of account and records, and to discuss the Company's affairs, finances, and accounts with its officers, all at such reasonable times as may be requested by such Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement), or any information the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Confidentiality

Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.3 by such Investor), (b) was known to such Investor prior to its receipt from the Company, (c) is rightfully received by such Investor from a third party with no obligation of confidentiality, or (d) is required to be disclosed by law, regulation, or court order. Notwithstanding the foregoing, each Investor may disclose confidential information to its partners, members, managers, attorneys, financial advisors, or other advisors who have a need to know such information and who are bound by confidentiality obligations at least as restrictive as those set forth herein.

3.4 SPV Investor Treatment

For the avoidance of doubt, ArcRaise SPV LLC, as the holder of Series Seed Preferred Stock acquired through the Regulation Crowdfunding offering, shall be an Investor under this Agreement with respect to the shares of Series Seed Preferred Stock held by it. Individual investors in ArcRaise SPV LLC are not parties to this Agreement and have no direct rights hereunder. The rights of individual Reg CF investors are governed by the SPV's operating agreement and applicable law. The SPV manager shall exercise the rights of ArcRaise SPV LLC under this Agreement on behalf of the SPV.

3.5 Termination of Information Rights

The information and inspection rights of each Major Investor under this Article III shall terminate upon the earlier of (a) the closing of the IPO, (b) a Sale of the Company (as defined in the Voting Agreement), or (c) the date on which such Investor ceases to hold at least 1% of the Company's outstanding capital stock on a Fully Diluted Basis.

ARTICLE IV — BOARD OBSERVER RIGHTS

4.1 Observer Right — Preferred Director

In addition to the Preferred Director's right to serve on the Board pursuant to the Charter and the Voting Agreement, the Preferred Director shall be entitled to receive all information and materials distributed to directors in connection with any Board meeting at the same time such materials are distributed to directors, and shall have the right to participate in all meetings of the Board and any committees thereof as a voting member.

4.2 Non-Voting Observer

So long as the Requisite Investors are entitled to designate a Preferred Director pursuant to the Charter, the Requisite Investors shall also be entitled to designate one (1) non-voting board observer (the "Observer") who shall be entitled, at the Observer's option, to attend all meetings of the Board and any committees thereof in a non-voting, observer capacity and to receive all written materials and information provided to directors in connection with such meetings, subject to the confidentiality obligations set forth in Section 3.3. The Observer shall have no right to vote on any matter submitted to the Board or any committee thereof. The Requisite Investors shall notify the Company in writing of the identity of the Observer and may designate a different Observer at any time upon written notice to the Company.

4.3 Observer Expenses

The Company shall reimburse the Preferred Director for all reasonable out-of-pocket travel and other expenses incurred in connection with attending meetings of the Board and any committees thereof. The Observer shall bear the Observer's own expenses in connection with attending such meetings unless otherwise agreed by the Board.

4.4 Exclusion of Observer

Notwithstanding the foregoing, the Company reserves the right to exclude the Observer from access to any material or meeting or portion thereof if the Board reasonably concludes, upon the advice of counsel, that (a) such exclusion is reasonably necessary to preserve the attorney-client privilege between the Company and its counsel, (b) such material or meeting involves the Company's direct or indirect competition with or adverse relationship to any portfolio company of the Observer's principal employer or fund, or (c) such exclusion is otherwise required by applicable law.

4.5 Termination of Observer Rights

The Observer rights granted pursuant to this Article IV shall terminate upon the earlier of (a) the closing of the IPO, (b) a Sale of the Company, or (c) the date on which the Requisite Investors are no longer entitled to designate a Preferred Director pursuant to the Charter.

ARTICLE V — PRO-RATA RIGHTS

This Article V supersedes and replaces in its entirety any pro-rata or preemptive rights provisions set forth in the Charter or the Purchase Agreement with respect to the Investors. From and after the execution of this Agreement, the Investors' pro-rata rights shall be governed exclusively by this Article V.

5.1 Right to Participate in New Securities Issuances

Subject to the terms and conditions of this Article V, each Major Investor shall have the right, but not the obligation, to purchase its Pro-Rata Share of any New Securities that the Company may from time to time propose to issue after the date of this Agreement at the same price and on the same terms as such New Securities are offered to other investors.

5.2 Notice of Proposed Issuance

In the event the Company proposes to issue New Securities, it shall give each Major Investor written notice (a "New Issuance Notice") of its intention no less than 20 business days before the proposed issuance, describing the type of New Securities, the number of New Securities proposed to be issued, the proposed issuance date, the price per security, and the other material terms upon which the Company proposes to issue such New Securities. Each Major Investor shall have 15 business days from the date of the New Issuance Notice (the "Exercise Period") to agree to purchase up to its Pro-Rata Share of such New Securities for the price and upon the general terms specified in the New Issuance Notice by giving written notice to the Company setting forth the number of New Securities such Major Investor agrees to purchase.

5.3 Over-Allotment

If any Major Investor does not elect to purchase its full Pro-Rata Share within the Exercise Period, the Company shall promptly notify in writing each other Major Investor who fully exercised its pro-rata right, and such Major Investors shall have five business days after the date of such notice to elect to purchase the unsubscribed portion of the New Securities on a pro-rata basis among such electing Major Investors, subject to the aggregate New Securities being issued not exceeding the total amount specified in the New Issuance Notice.

5.4 Closing of New Securities Issuance

The Company shall have 90 days after the expiration of the Exercise Period to sell the New Securities not purchased by the Major Investors pursuant to this Article V at a price and upon terms no more favorable to the purchasers thereof than those specified in the New Issuance Notice. In the event the Company has not sold such New Securities within such 90-day period, the Company shall not thereafter issue or sell such New Securities without again complying with this Article V.

5.5 Excluded Issuances

The pro-rata rights set forth in this Article V shall not apply to any Excluded Issuances. The Company shall promptly notify the Major Investors of any Excluded Issuance, identifying the type and amount of securities issued and the basis for exclusion from the pro-rata right.

5.6 Termination of Pro-Rata Rights

The pro-rata rights granted pursuant to this Article V shall terminate upon the earlier of (a) immediately prior to the closing of the IPO, or (b) a Sale of the Company.

ARTICLE VI — KEY HOLDER COVENANTS

6.1 Vesting of Key Holder Shares

The Key Holders acknowledge that their shares of Common Stock are subject to repurchase rights in favor of the Company pursuant to their respective Restricted Stock Purchase Agreements. The parties acknowledge and agree that the vesting schedules and repurchase rights set forth in such Restricted Stock Purchase Agreements shall remain in full force and effect and are not modified by this Agreement. Each Key Holder agrees to promptly notify the Company and the Preferred Director in writing if such Key Holder's vesting schedule or repurchase terms are modified in any material way.

6.2 Right of First Refusal on Key Holder Shares

(a) Notice of Proposed Transfer. Before any Key Holder (a "Transferring Key Holder") may sell, transfer, assign, pledge, encumber, or otherwise dispose of any Key Holder Shares (other than Exempt Transfers as defined in Section 6.2(e)), such Transferring Key Holder shall first give written notice to the Company and to each Major Investor (a "Transfer Notice") describing the proposed transfer, the number of shares to be transferred (the "Offered Shares"), the proposed purchase price, and the identity of the proposed transferee.

(b) Company ROFR. The Company shall have the right, exercisable within 30 days after receipt of the Transfer Notice, to purchase all or any portion of the Offered Shares at the price and on the terms set forth in the Transfer Notice. If the Company does not elect to purchase all of the Offered Shares, the Company shall promptly notify each Major Investor.

(c) Investor ROFR. Each Major Investor shall have the right, exercisable within 15 days after receipt of the Company's notice (or after the expiration of the Company's 30-day period if no notice is given), to purchase its Pro-Rata Share of the Offered Shares not purchased by the Company at the price and on the terms set forth in the Transfer Notice. Any Major Investor that fully exercises its right under this Section 6.2(c) may elect to purchase Offered Shares not purchased by other Major Investors on a pro-rata basis.

(d) Co-Sale Right. If neither the Company nor the Major Investors elect to purchase all of the Offered Shares, each Major Investor shall have the right, exercisable within 10 days after the expiration of the Investor ROFR period, to participate in the proposed transfer on a pro-rata basis (a "Co-Sale Right"). Each Major Investor who elects to exercise its Co-Sale Right shall sell the same proportion of its shares as the Transferring Key Holder is selling, at the same price and on the same terms. If any Major Investor exercises its Co-Sale Right, the Transferring Key Holder shall reduce the number of Offered Shares to be sold by the Transferring Key Holder accordingly.

(e) Exempt Transfers. The following transfers shall be exempt from this Section 6.2: (i) transfers to the Company; (ii) transfers to a trust, limited partnership, or LLC for the benefit of such Key Holder or such Key Holder's immediate family members, provided the Key Holder retains voting control; (iii) transfers by will or intestate succession; and (iv) transfers approved in advance in writing by the Requisite Investors. In each case, the transferee shall hold the transferred shares subject to this Agreement and shall execute a written joinder hereto.

(f) Prohibited Transfers. Any attempted transfer of Key Holder Shares in violation of this Section 6.2 shall be void and of no force or effect. The Company shall not register any such transfer on its books and shall instruct its transfer agent not to recognize any such transfer.

6.3 Key Person Obligations

Each Key Holder agrees to devote substantially all of his or her professional time and attention to the business and affairs of the Company during the term of this Agreement, unless otherwise approved by the Board, which approval shall include the affirmative vote of the Preferred Director. Each Key Holder agrees that during the period of his or her service as an officer or director of the Company, such Key Holder shall not (a) serve as an officer, director, or employee of any company that competes directly with the Company in the AI-native business operating system market for small and mid-sized businesses, or (b) solicit any employee or customer of the Company for any competing business, in each case without the prior written consent of the Requisite Investors.

Notwithstanding the foregoing, each Key Holder's existing service as a Managing Member of ZRF Global LLC and certain of its wholly owned and partially owned subsidiaries and affiliates shall not be deemed a violation of this Section 6.3, provided that (a) such activities do not materially interfere with such Key Holder's obligations to the Company, and (b) ZRF Global LLC and its affiliates do not engage in any business that competes directly with the Company during the term of this Agreement.

ARTICLE VII — MISCELLANEOUS

7.1 Successors and Assigns

The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement. The rights of each Investor under this Agreement may be transferred to any permitted transferee of Registrable Securities in accordance with Section 2.9, and otherwise may not be transferred or assigned without the prior written consent of the Company.

7.2 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules. Any suit, action, or proceeding arising out of or relating to this Agreement shall be brought in the state or federal courts located in the State of Delaware, and the parties consent to the exclusive jurisdiction of such courts.

7.3 Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Counterparts may be delivered via electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or other applicable law) and any counterpart so delivered shall be valid and effective for all purposes.

7.4 Notices

All notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery; (b) when sent by confirmed electronic mail during normal business hours of the recipient; (c) five days after being sent by registered or certified mail, return receipt requested; or (d) one business day after deposit with a nationally recognized overnight courier. Notices shall be sent to the addresses set forth on Exhibit A or to such address as subsequently modified by written notice.

7.5 Amendments and Waivers

Any term of this Agreement may be amended or waived only with the written consent of (a) the Company, (b) the Key Holders, and (c) the Requisite Investors; provided, however, that (i) any amendment or waiver that disproportionately and adversely affects any Investor relative to other Investors shall require the written consent of such affected Investor; (ii) any amendment to Articles III or V that reduces the rights of Major Investors shall require the written consent of Major Investors holding a majority of the Registrable Securities held by all Major Investors; and (iii) any amendment to Article VI that reduces the obligations of any Key Holder shall require the written consent of the Requisite Investors.

7.6 Severability

If any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect any other provisions, and this Agreement shall be construed as if such provision had never been included.

7.7 Delays or Omissions

No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any breach or default or an acquiescence therein.

7.8 Entire Agreement

This Agreement, together with the other Transaction Documents, constitutes the full and entire understanding and agreement among the parties with respect to the subjects hereof. This Agreement supersedes and replaces in its entirety any prior investors' rights or information rights provisions in the Charter or the Purchase Agreement with respect to the Investors, including Articles V, Section 5.7 (Pro-Rata Rights) and Article V, Section 5.8 (Information Rights) of the Charter, which are hereby superseded by Articles III and V of this Agreement respectively. For the avoidance of doubt, Sections 5.7 and 5.8 of the Charter shall remain in effect with respect to any holder of Series Seed Preferred Stock who is not a party to this Agreement.

7.9 Additional Investors

Notwithstanding anything to the contrary in this Agreement, the Company may add additional Investors as parties to this Agreement at each Subsequent Closing (as defined in the Purchase Agreement) by having such additional Investors execute a counterpart signature page to this Agreement. Such additional Investors shall thereupon be deemed to be "Investors" for all purposes of this Agreement with the same rights and obligations as the Investors who executed this Agreement at the Initial Closing, and Exhibit A shall be updated accordingly.

7.10 Titles and Subtitles

The titles and subtitles used in this Agreement are for convenience only and shall not be considered in construing or interpreting this Agreement.

7.11 Attorneys' Fees

If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.12 Aggregation of Stock

All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.13 Termination

This Agreement shall terminate and be of no further force or effect upon the earlier of: (a) the closing of the IPO, except that the provisions of Article II (Registration Rights) shall survive the IPO to the extent set forth in Section 2.11; (b) a Sale of the Company; or (c) the written agreement of the Company, the Key Holders, and the Requisite Investors to terminate this Agreement.

SIGNATURE PAGE TO INVESTORS' RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY: BOSS TECH, INC.

By: _____

Name: Felicite Moorman

Title: Chief Executive Officer

Address: 3721 Midvale Ave, Philadelphia, PA 19129

Date: _____

KEY HOLDER:

By: _____

Name: Felicite Moorman

Title: Individually

Address: 3721 Midvale Ave, Philadelphia, PA 19129

Date: _____

KEY HOLDER:

By: _____

Name: Ryan Buchert

Title: Individually

Address: _____

Date: _____

INVESTOR SIGNATURE PAGE

By executing below, the undersigned agrees to become a party to the Investors' Rights Agreement of Boss Tech, Inc. dated *[_____, 20__]*, as an "Investor" thereunder, and agrees to be bound by all terms and conditions thereof applicable to Investors.

INVESTOR:

By: _____

Name: [INVESTOR NAME]

Title: [TITLE IF ENTITY]

Address: _____

Email: _____

Shares of Series Seed Preferred Stock held: _____

Date: _____

EXHIBIT A

INVESTORS AND KEY HOLDERS

The following persons are parties to the Investors' Rights Agreement of Boss Tech, Inc. dated *[_____, 20__]*. This Exhibit A shall be updated at each Subsequent Closing to reflect additional Investors admitted to this Agreement.

KEY HOLDERS:

Key Holder	Address / Email	Shares of Common Stock
Felicite Moorman	3721 Midvale Ave, Philadelphia PA 19129	4,080,000
Ryan Buchert	_____	3,920,000

INVESTORS:

Investor Name	Address / Email	Series Seed Shares	Purchase Price	Major Investor?
Wefunder SPV, LLC (SAFE Conversion)	[Address]	194,338	SAFE Conversion	[Y/N]
John Butz (SAFE Conversion)	[Address]	37,879	SAFE Conversion	[Y/N]
ZRF Global LLC (SAFE Conversion)	[Address]	2,213,636	SAFE Conversion	[Y/N]
[New Investor]	[Address / Email]	1,515,151	$[Amount]	[Y/N]

Note: "Major Investor" status (1%+ ownership on a Fully Diluted Basis) to be confirmed at each Closing based on final capitalization. SAFE conversion share counts for ZRF Global LLC are subject to confirmation of conversion mechanics.